Exhibit 99.1

DouYu International Holdings Limited Announces Ex-dividend Date

WUHAN, China, January 27, 2025 – DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU) a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that Nasdaq has set February 21, 2025, as the ex-dividend date for the special cash dividend that was announced on January 16, 2025. As the special cash dividend of US$9.94 per ordinary share, or US$9.94 per American Depositary Share ("ADS"), net of a handling fee of US$0.05 per ADS charged by the depositary bank, exceeds 25% of the Company's ADS price, pursuant to the rules of Nasdaq, the ex-dividend date is February 21, 2025, the first business day following the dividend payment date of February 20, 2025.

In addition, Nasdaq will apply its due bill procedures, under which trades of the Company's ADSs entered into before February 21, 2025, but settled after the record date of February 10, 2025 (the "due bill period") will include a due bill for the special cash dividend payable on February 20, 2025. This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after that due bill period) are entitled to receive the special cash dividend. Conversely, sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) are not entitled to the special cash dividend. Investors who enter into trades to purchase ADSs on or after February 21, 2025, will not be entitled to the special cash dividend payable on February 20, 2025.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677

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